SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of November 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    |X|        Form 20-F         |_|      Form 40-F

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

       NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

       NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate  by  check  mark  whether  the   registrant  by  furnishing  the
       information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       |_|      Yes               |X|      No

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

       Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated November 30, 2005.

                                    SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ELBIT SYSTEMS LTD.

                                     (Registrant)


                                     By: /s/ Ilan Pacholder
                                         --------------------------------------
                                     Name:  Ilan Pacholder
                                     Title: Corporate Secretary

Dated:  November 30, 2005


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                                  EXHIBIT INDEX

    EXHIBIT NO.            DESCRIPTION

    1.                     Press release dated November 30, 2005.

                                    EXHIBIT 1


[LOGO OF ELBIT SYSTEMS LTD.]

                ELBIT SYSTEMS COMPLETES PURCHASE OF ALL OF KOOR'S
                 HOLDINGS IN ELISRA AND TADIRAN COMMUNICATIONS


Haifa, Israel, 30 November 2005, Elbit Systems Ltd. (NASDAQ:ESLT) ("Elbit Systems") announced, further to its announcement dated August 25, 2005, that it completed today the purchase of all of the shares of Koor Industries Ltd. ("Koor") in Elisra Electronic Systems Ltd. ("Elisra") for approximately $68.8 million in cash. Following the completion of the transaction, Elbit Systems owns 70% of the Elisra group that includes Elisra, Tadiran Systems and Tadiran Spectralink. It does not include Elisra's shares in Decolink, a start-up company that was distributed as a dividend in kind prior to the closing, in accordance with the terms of the agreement signed between Elbit Systems and Koor on July 6, 2005.

Simultaneously with the acquisition of Koor's shares in Elisra, Elbit Systems also completed the purchase of the remaining 13% held by Koor in Tadiran Communications Ltd. ("Tadiran"), for approximately $59.3 million in cash. Elbit Systems now holds approximately 39% of Tadiran's shares.

Elbit Systems expects that its fourth quarter results will be affected by a one-time "In Process R&D" charge in the amount of approximately $3.5 million as a result of the acquisition of the additional shares of Tadiran.

Based on information currently available, Elbit Systems estimates that following the acquisition of the Elisra shares, and subject to the completion of various activities currently in process, Elbit Systems will post material write-offs, the amount of which will be advised by Elbit Systems when determined.

The completion of the purchase of the Elisra shares was made possible following the receipt of all required approvals, including that of the Israeli Antitrust Authorities. In accordance with the Israeli antitrust approval, Elbit Systems has agreed to fulfill conditions imposed by the Antitrust Authorities related to the market environment between Elbit Systems and Israel Aircraft

[LOGO OF ELBIT SYSTEMS LTD.]

Industries Ltd. ("IAI"), which holds the balance of Elisra's shares. Should the Antitrust Authorities conclude, during the course of a 5-year period following the acquisition, that Elbit Systems has not complied with such conditions, the Antitrust Authorities may take various measures, including steps that could result in the cessation of the joint holdings in Elisra by Elbit Systems and IAI.

Joseph Ackerman, President and CEO of Elbit Systems, commented "We appreciate the support given by the relevant governmental entities that enabled us to conclude these important acquisitions. The completion of these acquisitions is a major milestone in the execution of our long-term strategic plan. Elbit Systems will continue to take steps towards improving our overall worldwide business standing with the completion of these strategic acquisitions and to emphasize enhancement of the synergies among the Elbit Systems Group companies to the benefit of our employees, customers and shareholders."

ABOUT ELBIT SYSTEMS

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

CONTACTS
--------

COMPANY CONTACT                                           IR CONTACTS
Ilan Pacholder, Corporate Secretary and VP                Ehud Helft/Kenny Green
   Finance & Capital Markets
  ELBIT SYSTEMS LTD.                                      GK INTERNATIONAL
Tel:  972-4  831-6632                                     Tel: 1-866-704-6710
Fax: 972-4  831- 6659                                     Fax: 972-3-607-4711
pacholder@elbit.co.il                                     ehud@gk-biz.com
                                                          kenny@gk-biz.com

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[LOGO OF ELBIT SYSTEMS LTD.]

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION